UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated November 5, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing the resignation of Jo Lunder from the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: December 2, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1
NADL - Press Release
Hamilton, Bermuda, November 5, 2015 - North Atlantic Drilling Ltd. ("North Atlantic Drilling" or the "Company") has been informed that Jo Lunder, Director of the Company, is under investigation by Norwegian prosecuting authorities in relation to charges of corruption in VimpelCom Ltd his former employer. The investigations are unrelated to North Atlantic Drilling. After consultation with Mr. Lunder, it has been agreed that he will step down as Director of North Atlantic Drilling.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.